U.S. Securities and Exchange Commission
Washington, D.C.

FORM 3

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act or 1935 or Section 30(f) of the Investment Company Act of 1940.

1.  Name and Address of Reporting Person
OTR-Nominee for State Teachers Retirement Board of Ohio (STRS)
275 E. Broad Street
Columbus, Ohio  43215

2.  Date of Event Requiring Statement
    DECEMBER 31, 1998

3.  IRS or Social Security Number of Reporting Person
    31-1312155

4.  Issuer Name and Ticker or Trading Symbol
    SOUTHERN AFRICA FUND (SOA)

5.  Relationship of Reporting Person to Issuer
    10% Owner

6.  If Amendment, Date of Original
    N/A


TABLE 1

1.  Title of Security
     Common Stock

2.  Amount of Securities Beneficially Owned
    610900

3.  Ownership Form:  Direct (D) or Indirect (I)
     D

4.  Nature of Direct Beneficial Ownership
The securities above were acquired in the ordinary course of business and were not acquired for the purpose or, and do not have the effect of, changing or influencing the control of the issuer of such securities, and were not acquired in connection with, or as a participant in, any transaction having such purposes or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:     12/31/1998
OTR, Nominee Name for The State Teachers Retirement Board of Ohio
275 East Broad Street, Columbus, Ohio  43215, Telephone:  614-227-4003
Signature
/s/STEPHEN A. MITCHELL
 ...........................................
STEPHEN A. MITCHELL
DEPUTY EXECUTIVE DIRECTOR, INVESTMENTS